UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Net 1 UEPS Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64107N206

(CUSIP Number)

Mr. Andi Dervishi

Fin-Tech; Financial Institutions Group

International Finance Corporation

2121 Pennsylvania Avenue, Washington, D.C. 20433

Phone no. (202) 485-5135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. International Finance Corporation (“IFC”)**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION International Organization Established by Agreement of Member Countries

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,781,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,781,615
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**

IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. IFC African, Latin American and Caribbean Fund, LP (“ALAC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,781,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,781,615

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. IFC African, Latin American and Caribbean Fund (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,781,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,781,615

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. IFC Financial Institutions Growth Fund, LP (“FIG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,318,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,318,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. IFC FIG Fund (GP), LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,318,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,318,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,318,012
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP NO. 64107N206

1	NAME OF REPORTING PERSONS. Africa Capitalization Fund Ltd. (“AFCAP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in Net 1 UEPS Technologies, Inc. (the “Issuer”). This amendment supplements the Schedule 13D as previously filed on June 1, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

Africa Capitalization Fund Ltd. (“AFCAP”) disposed of the 2,103,069 shares of Common Stock of the Issuer owned by it on May 19, 2020 and, accordingly, is no longer a Reporting Person under this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

The Reporting Persons originally acquired beneficial ownership of the shares of Common Stock of the Issuer reported herein for investment purposes because they believed the Common Stock represented an attractive investment opportunity. The Reporting Persons intend to engage management of the Issuer (“Management”) and the board of directors of the Issuer (the “Board”) in discussions regarding opportunities to expand the Issuer’s business.

In line with their investment purpose, the Reporting Persons and their representatives may also, from time to time, engage in discussions with other current or prospective shareholders of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, discussions with other persons, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by certain of the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

a)

The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 57,118,925 shares outstanding as of May 25, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

Item 5(c) is hereby amended as follows:

(c)	On May 19, 2020, AFCAP disposed of 2,103,069 shares of Common Stock for an aggregate sale price of $8,412,276.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2020
International Finance Corporation

By: /s/ Andi Dervishi
Name: Andi Dervishi
Title: Head, Fintech

IFC African, Latin America and Caribbean Fund, LP By: IFC African, Latin America and Caribbean Fund (GP) LLC By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Head, ALAC

IFC African, Latin America and Caribbean Fund (GP) LLC By: IFC Asset Management Company, LLC, its designated member
By: /s/ Colin Curvey
Name: Colin Curvey
Title: Head, ALAC

IFC Financial Institutions Growth Fund, LP By: IFC FIG (GP), LLP By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Head, FIG Fund

IFC FIG (GP), LLP By: IFC Asset Management Company, LLC, its designated member
By: /s/ Timothy M. Krause
Name: Timothy M. Krause
Title: Head, FIG Fund

Africa Capitalization Fund Ltd.

By: /s/ Ruth E. Horowitz
Name: Ruth E. Horowitz
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).